Exhibit 19

February 18, 2020

To the Stockholders of

Fresh Del Monte Produce, Inc.

Who are Parties to the Voting Agreement

Re:	Termination of Amended and Restated Voting Agreement

Ladies and Gentlemen:

As you recall, on January 19, 2010 we entered into an Amended and Restated Voting Agreement amended by Amendment No. 1 to Amended and Restated Voting Agreement dated as of June 25, 2010, Amendment No. 2 to Amended and Restated Voting Agreement dated as of March 14, 2011 and Amendment No. 3 to Amended and Restated Voting Agreement dated as of February 15, 2016 and any Joinders thereto (as so amended, the “Voting Agreement”) with respect to the ordinary shares you hold in Fresh Del Monte Produce, Inc. (the “Company”). Pursuant to the Voting Agreement, among other things, you granted me the right to vote your ordinary shares at any meeting of the shareholders of the Company and appointed me as your proxy to vote such shares at any meeting.

I have elected to terminate the Voting Agreement in order to streamline the reporting requirements of the U.S. Securities and Exchange Commission (the “SEC”) for you, myself and the Company. The termination of the Voting Agreement will be effective once I receive an executed Irrevocable Proxy Agreement from each shareholder who is a party to the Voting Agreement. Like the Voting Agreement and prior proxy, the new Irrevocable Proxy Agreement appoints me as your proxy to vote your shares at any meeting of shareholders of the Company but streamlines the SEC reporting requirements.

Please execute the attached Irrevocable Proxy Agreement as soon as possible and return to Elisabeth Mills at Emills@freshdelmonte.com.

Please do not hesitate to contact me with questions.

Very truly yours,

/s/ Mohammad Abu-Ghazaleh
Mohammad Abu-Ghazaleh